mm

09057315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 23411

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. Magnus Oppenheim & Co Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Fifth Avenue
(No. and Street)

New York	New York	10176
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E. Magnus Oppenheim 212-983-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor	New York	New York	10005
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 03 2009
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19
3/25

OATH OR AFFIRMATION

I, E. Magnus Oppenheim, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. Magnus Oppenheim & Co., Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Manyin Shum
Notary Public - State of New York
No: 01SH6187345
Qualify in Queens County
Commission Expires May 19, 2012

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212/709-8250

Independent Auditor's Report

The Shareholder
E. Magnus Oppenheim & Co., Inc.

I have audited the accompanying statement of financial condition of E. Magnus Oppenheim & Co., Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Magnus Oppenheim & Co., Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 12, 2009

E. Magnus Oppenheim & Co., Inc

Statement of Financial Condition

December 31, 2008

ASSETS

Cash and Cash Equivalents		$ 162,708
Commissions Receivable		2,497
Advisory Fees Receivable		91,565
Investments in Partnership		81,867
Other Investment		40,095
Other Assets		6,144
		384,877

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses		19,875
Stockholder's Equity:		
Common Stock - $ 1 Par Value; 200 shs authorized; 50 shs issued and outstanding	$ 50	
Retained Earnings	364,952	365,002
		$ 384,877

See accompanying notes to financial statements.

E. Magnus Oppenheim & Co., Inc

Statement of Income

for the Year Ended

December 31, 2008

Income:	
Commissions	$ 126,566
Advisory Fees	514,635
Mark to Market Loss on Investments	(71,370)
Interest and Dividends	3,985
Reimbursement of expenses	30,000
	603,817
Expenses:	
Officer's Compensation	116,766
Employee Compensation	232,053
Payroll Taxes	29,806
Insurance	30,103
Promotional Expenses	11,928
Rent	68,100
Professional Fees	50,875
Offfice	59,184
Custodial Fees	26,176
	624,991
Income Before Provision For Income Taxes	(21,174)
Provision for taxes	500
Net Income	$ (21,674)

See accompanying notes to financial statements.

E. Magnus Oppenheim & Co., Inc

Statement of Changes in Stockholder's Equity

for the Year Ended December 31, 2008

	Common Stock	Retained Earnings	Total
Balance - Beginning of Year	$ 50	$ 386,626	$ 386,676
Net Income		(21,674)	(21,674)
Balance - End of Year	$ 50	$ 364,952	$ 365,002

See accompanying notes to financial statements.

E. Magnus Oppenheim & Co., Inc

Statement of Cash Flows

for the Year Ended December 31, 2008

Cash Flows From Operating Activities:	
Net Income	$ (21,674)
Adjustments to reconcile net income to net cash provided by operations:	
(Increase) Decrease in Assets:	
Commissions Receivable	26,171
Advisory Fees Receivable	5,972
Other Assets	
Increase (decrease) in Liabilities:	
Accounts Payable and Accrued Expenses	(22,465)
Net Cash From Operating Activities:	(11,996)
Cash Flows From Investing Activities:	
Unrealized Loss From Partnership Investment	36,590
Unrealized Loss From Other Investment	25,266
Net (Decrease) In Cash	49,860
Cash and Cash Equivalents - Beginning of Year	112,848
Cash and Cash Equivalents - End of Year	$ 162,708
Supplemental Disclosures of Cash Flow Information:	
Cash Paid During Year For:	
Taxes	$ 3,892

See accompanying notes to financial statements.

E. Magnus Oppenheim & Co., Inc.

Notes to Financial Statements

For the Year Ended December 31, 2008

1. Significant Accounting Policies

E. Magnus Oppenheim & Co., Inc., (the Company) is a New York Corporation conducting business as an investment advisor and a securities broker dealer, registered with the Securities and Exchange Commission and is a member of FINRA and SIPC.

The Company prepares its financial statements on the accrual basis of accounting. Principal transactions and commission revenues and expenses from customer transactions are recorded on a settlement date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Related Party Transactions

The Company leases office space from an affiliated company, E. M. Oppenheim, Inc. for an annual rent in 2008 of $68,100.
The Company charges a management fee to E.M.O. Sterling Return LT Fund LP under the terms of an investment advisory agreement. For the year ended December 31, 2008 the Company earned $220,568 from the fund.

3. Investment in E.M.O Sterling Return LT Fund LP

The Company has invested $85,000 in an associated partnership, E.M.O. Sterling Return LT Fund LP. As of December 31, 2008 the value of the investment was $81,867. The unrealized income or loss each year is included in the statement of income.

E.M.O. Sterling Return LT Fund LP is an investment fund whose general partner is E.M.O Asset Management Inc. Its investment manager and portfolio manager is E. Magnus Oppenheim & Co., Inc. The E.M.O. Sterling Return LT Fund LP has a third party bank custodian of all assets, a fund accountant, and an independent certified public accountant to monitor its activities and resultant asset values.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company was in compliance with these regulations.

E. Magnus Oppenheim & Co., Inc.

Computation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

31-Dec-08

Schedule 1

Total assets		$384,877
Less liabilities		(19,875)
		365,002
Less: Unallowable Assets		
Advisory Fees Receivable	91,565	
Investment in Partnership	81,867	
Other Assets	6,144	179,576
Net Capital Before Haircuts on Security Positions		185,426
Less: Haircut (2% money market)		3,066
NASDAQ (15% common stock)		3,707
Net Capital		178,653
Minimum Net Capital required		(5,000)
Excess net capital		173,653
Aggregate indebtedness		$19,875
Ratio AI to NC		11%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on E. Magnus Oppenheim & Co., Inc. FOCUS report - PartIIA as of December 31, 2008.

E. Magnus Oppenheim & Co., Inc.
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2008

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
jamundsencpa@gmail.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
E. Magnus Oppenheim & Co. Inc.

In planning and performing my audit of the financial statements of E. Magnus Oppenheim & Co, Inc., (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 12, 2009